UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-38734

Weidai Ltd.

(Translation of registrant’s name into English)

Hongxin Science and Technology Park,

No. 668, Jianshe 3rd Road

Xiaoshan District, Hangzhou

Zhejiang Province

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Dismissal of Auditor

On February 5, 2025, Weidai Ltd. (the “Company”), upon approval of the audit committee of the board of directors of the Company, dismissed Marcum Asia CPAs LLP (“Marcum Asia”) as its independent registered public accounting firm, effective immediately.

The reports of Marcum Asia on the Company’s consolidated financial statements for each of the years ended December 31, 2020 and 2021 did not contain an adverse opinion or a disclaimer of opinion, and are not qualified or modified as to uncertainty, audit scope, or accounting principles. During the years ended December 31, 2020 and 2021 and the subsequent period preceding the dismissal, Marcum Asia has neither provided any adverse opinion or qualifications on the Company’s financial statements nor had a disagreement with the Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, which, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to such matter in its audit reports. During the years ended December 31, 2020 and 2021 and the subsequent period preceding the dismissal, there was no “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F, except that Marcum Asia has advised the Company of the material weakness related to the Company’s insufficient number of financial reporting personnel with appropriate level of knowledge and experience in application of U.S. GAAP and SEC rules and regulations commensurate with the Company’s reporting requirements.

The Company provided Marcum Asia with a copy of the forgoing disclosure and requested Marcum Asia to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Marcum Asia agrees with the above statements. A copy of Marcum Asia’s letter, dated February 5, 2025, is filed as Exhibit 16.1 to this Form 6-K.

EXHIBIT INDEX

Number	Description of Document
Exhibit 16.1	Letter of Marcum Asia CPAs LLP dated February 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Weidai Ltd.
(Registrant)

Date: February 5, 2025	By:	/s/ Hong Yao
	Name:	Hong Yao
	Title:	Chairman and Chief Executive Officer